(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: August 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Shaw Group Inc.
Full Name of Registrant

Former Name if Applicable

4171 Essen Lane
Address of Principal Executive Office (Street and Number)

Baton Rouge, Louisiana 70809
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

We are required to file our Annual Report on Form 10-K for the period ended August 31, 2007 (2007 Annual Report) by October 30, 2007. We have not been able to complete our 2007 Annual Report on time because of the cumulative time impacts from having to file an amended Annual Report on Form 10-K for the fiscal year ended August 31, 2006 (2006 Annual Report) and an amended Quarterly Report for the quarterly period ended November 30, 2006 (2007 First Quarter Report). These amended filings also delayed the filings of our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2007 and May 31, 2007 (2007 Second and Third Quarter Reports).

We filed amendments to our 2006 Annual Report and our 2007 First Quarter Report on September 28, 2007. These amended filings in turn delayed the filings of our 2007 Second and Third Quarter Reports until September 28, 2007 and October 10, 2007, respectively. The cumulative impact from the delayed filings adversely impacted our scheduled reporting processes for our 2007 Annual Report. We are diligently working to complete this process as soon as possible with a target of filing the 2007 Annual Report within fifteen days following the original due date as prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian K. Ferraioli	(225)	932-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate significant changes in our results of operations for the fiscal year ended August 31, 2007, as compared to our fiscal year 2006 results of operations. We recorded pre-tax charges exceeding $100 million related to changes in estimates on projects, reductions of anticipated claim recoveries and incentives, and impairments relating to investments in joint ventures associated with military housing privatization during fiscal year 2007. These charges were previously announced and are included in our 2007 Second and Third Quarter Reports. Additionally, in the first quarter of fiscal 2007, we made an approximately $1.1 billion equity investment in Westinghouse. Our investment was primarily funded by the issuance of Japanese Yen-denominated bonds with a face value of approximately $1.1 billion (Westinghouse Bonds). During 2007, we incurred approximately $33 million in foreign exchange translation losses and approximately $31 million in interest expense associated with the Westinghouse Bonds that did not exist during our fiscal year 2006. Therefore, our fiscal year 2007 net income will be materially lower than our fiscal year 2006 net income. Conversely, we expect our net cash provided by operating activities in fiscal year 2007 to be significantly greater than our operating cash flows for fiscal year 2006.

As of the date of this filing, we estimate our fiscal year 2007 consolidated net after tax loss will be in the range of $15 million to $19 million. In 2006 we reported net income of $50.9 million or $0.63 earnings per diluted share. Revenues in fiscal year 2007 are estimated at $5.7 billion as compared to $4.8 billion in fiscal year 2006. Net cash provided by operating activities for fiscal year 2007 is expected to approximate $460 million as compared to net cash used in operating activities of $95.5 million in fiscal year 2006. We expect to report cash and cash equivalents of approximately $341 million as of August 31, 2007 as compared to $154.8 million as of August 31, 2006.

Our volume of business increased significantly during 2007 as compared to 2006 primarily because of an increase in new contract awards obtained in late 2006 and early 2007. This increased business volume occurred in all of our operating segments except for our Environmental and Infrastructure segment. While the new awards increased revenues, earnings were materially negatively impacted by the charges described above.

Net cash provided by operating activities in fiscal year 2007 was driven by the increased volume of business previously noted, and by the collection of receivables associated with emergency response work performed in 2006 and prior by our Environmental and Infrastructure segment following Hurricanes Katrina and Rita. Net cash used in operating activities in fiscal year 2006 was primarily driven by working capital requirements associated with the emergency response work performed during that period.

We have not yet completed our annual report on internal control over financial reporting for 2007. However, in fiscal year 2006, we reported six material weaknesses and expect to report material weaknesses in 2007 approximating that amount.

We account for our projects utilizing long-term construction accounting prescribed by the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts which requires significant use of estimates about future events. We are required to reflect changes in estimates in our financial statements up to the time we file our 2007 Annual Report. Thus, our fiscal year 2007 books remain open until we file our 2007 Annual Report and, as a result, the amounts described above remain subject to change. Additionally, our independent public accountants have not completed their audit and the above estimates are unaudited.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “target,” “intend,” and “forecast,” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. We do not assume any duty to update this information should those facts change or should we no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2007 Annual Report. Our actual decisions, performance and results may differ materially.

The Shaw Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 30, 2007	By	/s/ Brian K. Ferraioli
Brian K. Ferraioli Chief Financial Officer